A-B # 3/13

08029721

SECURITIES A[illegible]
Washington, D.C. 20549

SEC Mail Processing Section

FEB 29 2008

Washington, DC 103

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAMPTON HEDGE FUND MARKETING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1005 Ellison Street
(No. and Street)

Falls Church (City) VA (State) 22046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS MCGREGOR 703-596-0205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KERICH, JAMES EDWARD
(Name – *if individual, state last, first, middle name*)

26501 RIDGE ROAD (Address) DAMASCUS (City) MD (State) 20872 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Douglas H. McGregor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hampton Hedge Fund Marketing, LLC, as of ______, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM A. PAZ
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES MARCH 31, 2009
Registration No. 358426

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2007

JAMES E. KERICH
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Member of
Hampton Hedge Fund Marketing, LLC

I have audited the accompanying statement of financial condition of Hampton Hedge Fund Marketing, LLC (the "Company"), as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hampton Hedge Fund Marketing, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Damascus, MD
February 27, 2008

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash	$ 103,088
Pension Asset	216,139
TOTAL ASSETS	$ 319,227

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses payable	$ 3,000
MEMBERS' EQUITY	316,227
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 319,227

The accompanying notes are an integral part of this statement.

PAGES 3 - 5 INTENTIONALLY LEFT BLANK

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hampton Hedge Fund Marketing, LLC (the "Company") began doing business as a registered broker-dealer with the Securities and Exchange Commission in January 2007. The principal source of the Company's income is generated from the private placement of securities. In this capacity, the firm places assets with investment managers for its qualified individual and institutional customers.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

Basis of Accounting

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. Advisory Fee income is recognized as earned, taking into consideration the terms of contractual arrangements and the period in which services are rendered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

In September 2006, Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", was issued and is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair values measurements. Effective January 1, 2008, management has implemented SFAS 157 and has determined that it bears no material effect on the financial statements as presented.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

For purpose of reporting cash flows, the Company considers cash and cash equivalents as those amounts which are not subject to restrictions or penalties and have an original maturity of three months or less.

NOTE B - INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their tax returns.

NOTE C - MAJOR CUSTOMER

Substantially all of the Company's advisory fee income comes from one customer.

NOTE D – CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in excess of federally insured limits of $100,000 at one banking institution. These amounts potentially subject the Company to credit risk if the banking institution fails. At December 31, 2007, the Company's uninsured cash balances totaled $3,088.

NOTE E – ADVERTISING COSTS

The Company expenses advertising costs as they are incurred. The company incurred $1,451 in advertising expenses for the year ended December 31, 2007.

NOTE F – RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2007, the Company had net capital of $100,088, which exceeded the minimum requirement of $5,000 by $95,088. The Company's ratio of aggregate indebtedness to net capital ratio was .03 to 1.

NOTE H - DEFINED BENEFIT PENSION

The Company sponsors a qualified, noncontributory defined-benefit retirement plan covering substantially all of its employees. The benefits are based on each employee's years of service up to a maximum of 10 years and the highest average compensation received during any 3 consecutive years. An employee becomes fully vested upon completion of 5 years of qualifying service. It is the policy of the Company to fund an amount to the pension plan each year that will maximize it's deduction for federal income tax purposes.

The company uses a December 31 measurement date for its plans. The following tables provide information about changes in the benefit obligation and plan assets and the funded status of the Company's pension benefit plan:

Benefit cost	$	33,861
Employer contributions		250,000
Benefit payments		0
Benefit obligation at December 31, 2007	$	194,463
Fair value of plan assets at December 31		521,578
Net funded status of the plan	$	327,115
Net Amount Recognized	$	216,139

Amounts recognized in the statement of financial condition consist of:

Prepaid benefit costs	$	216,139

The accumulated benefit obligation for defined benefit pension plan was $194,463 at December 31, 2007.

NOTE H - DEFINED BENEFIT PENSION (Continued)

Assumptions

The company used a weighted average discount rate of 8.0% and an expected return on plan assets of 8.0% to determine benefit obligations and net periodic benefit cost at and for the year ended December 31, 2007.

The Company's expected rate of return on plan assets is determined by the plan assets' historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class.

Plan Assets

The Company's pension plan weighted-average asset allocations at December 31, 2007 by asset category are as follows:

Asset Category	
Equity Securities	51%
Hedge Funds	49
Total	100%

The Company's investment strategy is to provide a modest return (5 – 10%) per year by investing in stocks, bonds, cash and hedge fund instruments. The Company attempts to mitigate investment risk by providing a diversified pool of assets with little correlation to major stock indices.

No plan assets are expected to be returned to the Company during 2008.

Cash Flows

The Company's contribution to the pension plan is discretionary for 2008 and currently has not determined an amount, if any, to be funded to the plan for 2008. Total benefit payments of $194,463 are expected to be paid beginning in the year 2030.

END